EXHIBIT 99.1

Golar LNG Dividend Information

Reference is made to the first quarter 2019 report released on May 21, 2019. Golar LNG has declared a total dividend of $0.15 per share to be paid on July 3, 2019. The record date will be June 13, 2019.

Golar LNG Limited
Hamilton, Bermuda
21 May, 2019